

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Brent de Jong
Chief Executive Officer
Agrico Acquisition Corp.
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102, Cayman Islands

   **Re: Agrico Acquisition Corp.**
    **Form 8-K**
    **Filed July 21, 2021**
    **File No. 001-40586**

Dear Mr. de Jong:

  We have limited our review of your filing to the issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 8-K Filed July 21, 2021

Exhibit 99.1
Notes to the Financial Statement
Note 4 - Private Placement Warrants, page F-6

1. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the Private Warrants as equity. As part of your analysis, please specifically address the cashless exercise provisions and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. In this regard, we note various places throughout the S-1 that suggest that the terms of the private warrants change if they are no longer held by the sponsor or permitted transferees, as follows:
  • On page 15, 50, and 105, your disclosure states that the private placement warrants are identical to the warrants sold as part of the units in this offering except that, so long as they are held by our sponsor or its permitted transferees, (i) they will not be

> redeemable by us, (ii) they (including the ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by our sponsor until the completion of our initial business combination and (iii) they may be exercised by the holders on a cashless basis.

- On page F-12, your disclosure states that if the Private Placement Warrants are held by holders other than the Sponsor or Maxim or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the proposed public offering.

As part of your response, please also provide references to the private warrant agreement, filed as exhibit 4.4, to support the actual terms of the private placement warrants that support your accounting treatment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services